April 26, 2018

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson St., Suite 105-10014
Loma Linda, CA 92354

       Re: ADiTx Therapeutics, Inc.
           Offering Statement on Form 1-A
           Filed on March 30, 2018
           File No. 024-10825

Dear Mr. Albanna:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1.    Please fill in the blanks in the document with your next amendment.
2. Please disclose whether the underwriter, any affiliate of the issuer, or any other party in the marketing of the securities reserves the right to purchase securities in the primary offering in order to meet the minimum purchase requirements. If so, please also disclose the amount of securities that may be purchased and include an appropriate risk factor.
3. We note your disclosure on page F-11 that you are a party to a consulting agreement for project management services. If this agreement is material to you, please describe its material terms and file it as an exhibit to your registration statement or advise.
 Amro Albanna
FirstName LastNameAmro Albanna
ADiTx Therapeutics, Inc.
Comapany NameADiTx Therapeutics, Inc.
April 26, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
4.       Please include information required by Item 510 of Regulation S-K.
Risk Factors
Our technology is subject to a license from LLU, page 12

5. We note your disclosure that the next Milestone Deadline is the requirement to complete a financing round by July 31, 2018. Please clarity what constitutes a financing round under the agreement and address if there is a risk you may not be able to meet that milestone deadline.
Use of Proceeds, page 26

6. Please disclose the interest rate and maturity of the existing debt you plan to repay with the proceeds from this offering. Refer to Instruction 4 to Item 504 of Regulation S-K. In
         addition, please disclose the amount of the licensing fee you plan to pay to Loma Linda
         University, as described on the cover page of the offering statement. Our Business, page 31

7. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.
8. Please clarify in this section, if true, that you have not yet submitted an application for any products to the FDA.
9. Please disclose the number of your employees. Refer to Item 101(h)(4)(xii) of Regulation
         S-K.
License Agreement with Loma Linda University, page 35

10. Please clarify what is meant by you will owe "low single-digit royalty payments on any
         Licensed Products." Please explain for example, if the royalty payments will be per unit sold, or otherwise. Please also quantify to the extent practicable or advise.
Directors, Executive Officers & Corporate Governance
Executive Officers, Directors and Significant Employees, page 39

11. Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e)
         of Regulation S-K.
Escrow Agent and Deposit of Offering Proceeds, page 49

12.      Please file the Escrow Agreement as an exhibit.
 Amro Albanna
ADiTx Therapeutics, Inc.
April 26, 2018
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Abe Friedman at )202) 551-8298 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.


FirstName LastNameAmro Albanna
                                                             Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                             Office of
Transportation and Leisure
June 16, 2017 Page 3
cc: Richard Friedman
FirstName LastName